Mail Stop 4561

October 10, 2006

By U.S. Mail and Facsimile to (610) 369-6349

Mr. Gary L. Rhoads
Chief Financial Officer
National Penn Bancshares, Inc.
Philadelphia and Reading Avenues
Boyertown, Pennsylvania 19512

> **Re:** **National Penn Bancshares, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 14, 2006**
> **File No. 000-22537-01**

Dear Mr. Rhoads:

　　We have reviewed your response dated September 14, 2006, and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Statement of Income, page 55

1. Please refer to prior comment 1. Please restate your financial statements to present the per share amounts for income from continuing operations and net income on the face of the income statement. Refer to paragraph 36 of SFAS 128.

Statement of Cash Flows, page 57

2. Please refer to prior comment 2. The guidance you referenced in your response requires the disclosure to be made in the "next periodic report filed subsequent to February 15, 2006." Given that you filed your Form 10-K on March 14, 2006, this disclosure should have been included in the Form 10-K for the fiscal year ended December 31, 2005. Please revise accordingly.

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As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us drafts of your intended revisions prior to filing an amendment. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Margaret Fitzgerald, at (202) 551-3556 or me at (202) 551-3851 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Paul Cline
Senior Accountant